UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2005.

Or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from __________ to ____________

Commission File Number 333-85094

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO GAS WEST OHIO GAS DIVISION UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

DOMINION EAST OHIO GAS WEST OHIO GAS DIVISION UNION SAVINGS PLAN FOR
EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS
UNION OF AMERICA, AFL-CIO

TABLE OF CONTENTS

Pages
Financial Statements:

Plan Assets and Liabilities As of December 31, 2005 and 2004	3

Income, Expenses and Transfers for the Year Ended December 31, 2005	4

Specific Assets Held As of December 31, 2005	5

DOMINION EAST OHIO GAS WEST OHIO GAS DIVISION UNION SAVINGS PLAN FOR
EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS
UNION OF AMERICA, AFL-CIO

SMALL PLAN FINANCIAL INFORMATION

	December 31, 2004	December 31, 2005

Plan Assets and Liabilities:

Total Plan Assets	$8,321,173	$8,636,117

Total Plan Liabilities	18,622	29,064

Net Plan Assets	$8,302,551	$8,607,053

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO GAS WEST OHIO GAS DIVISION UNION SAVINGS PLAN FOR
EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION
OF AMERICA, AFL-CIO

SMALL PLAN FINANCIAL INFORMATION

Year Ended December 31, 2005

Income, Expenses and Transfers:
Contributions:
Employer	$101,775
Participants	299,170

Other Income	843,710

Total income	1,244,655

Benefits paid	860,008
Other expenses	3,708

Total deductions	863,716

Net income	$380,939
Transfers to (from) the plan	$(76,437)

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO GAS WEST OHIO GAS DIVISION UNION SAVINGS PLAN FOR
EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION
OF AMERICA, AFL-CIO

SMALL PLAN FINANCIAL INFORMATION

December 31, 2005
Specific Assets:
Employer Securities	$2,815,041
Participant Loans	$322,990

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO GAS WEST OHIO GAS DIVISION UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO (name of plan)

/s/ Anne M. Grier Anne M. Grier Chair, Dominion Resources Services, Inc., Administrative Benefits Committee

Date: June 22, 2006